UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 8-K

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CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) June 11, 2015



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Winnebago Industries, Inc.
(Exact Name of Registrant as Specified in its Charter)

Iowa	**001-06403**	**42-0802678**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	**50436**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **641-585-3535**

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(Former Name or Former Address, if Changed Since Last Report.)

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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

Winnebago Industries, Inc. (Winnebago Industries) is filing herewith a press release issued on June 11, 2015, as Exhibit 99.1 which is included herein. The press release was issued to report that on June 25, 2015 Winnebago Industries anticipates announcing its financial results for its third quarter Fiscal 2015 ended May 30, 2015. In connection with the announcement, Winnebago Industries will host a conference call on June 25, 2015 at 9:00 a.m. CDT. Details regarding the conference call are contained in the press release included herein.

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits

Exhibit Number	Description
99.1	Press release of Winnebago Industries, Inc. dated June 11, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.

(Registrant)

Dated: June 11, 2015	By:	/s/ Randy J. Potts
	Name:	Randy J. Potts
	Title:	Chairman of the Board, Chief Executive Officer and President

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 **News Release**

Contact: Don Heidemann, Treasurer - 641-585-6186 - dheidemann@wgo.net

WINNEBAGO INDUSTRIES' THIRD QUARTER FISCAL 2015 FINANCIAL RESULTS ANNOUNCEMENT
TO BE MADE ON JUNE 25, 2015
-- Conference Call Scheduled for 9:00 a.m. CDT --

FOREST CITY, IOWA, June 11, 2015 - Winnebago Industries, Inc. (NYSE: WGO), a leading United States (U.S.) recreation vehicle manufacturer, will issue an advisory release and host a conference call on Thursday, June 25, 2015. Winnebago Industries plans to issue an advisory release before the market opens on June 25, 2015 notifying the public that a complete and full-text press release discussing the financial results for the Company's third quarter of Fiscal 2015 ended May 30, 2015 will be available no earlier than 6:00 a.m. CDT in the "Investor Relations" section of the Company's website at: http://investor.wgo.net.

The Company will also host a conference call on June 25, 2015 at 9 a.m. CDT to discuss the financial results for its third quarter Fiscal 2015. Winnebago Industries' conference call may be heard live via the Company's website, http://investor.wgo.net.   The event will be archived and available for replay for the next 90 days. To access the replay, click on http://investor.wgo.net.

Minimum requirements to listen to the webcast: either Microsoft Windows Media Player or Adobe Flash Player and an internet connection speed of approximately 32 kbps. The Microsoft Windows Media Player software is downloadable free at: http://windows.microsoft.com/en-us/windows/windows-media-player, and the Adobe Flash Player software is downloadable free at: http://get.adobe.com/flashplayer/.

About Winnebago Industries
Winnebago Industries, Inc., "The Most Recognized Name In Motorhomes®", is a leading U.S. manufacturer of recreation vehicles, which are used primarily in leisure travel and outdoor recreation activities. The Company and its subsidiary build quality motorhomes, travel trailers, fifth wheel products and transit buses under the Winnebago, Itasca, Winnebago Touring Coach and Metro brand names. Winnebago Industries has received the Quality Circle Award from the Recreation Vehicle Dealers Association every year since 1996. The Company's common stock is listed on the New York and Chicago Stock Exchanges and traded under the symbol WGO. Options for the Company's common stock are traded on the Chicago Board Options Exchange. For access to Winnebago Industries' investor relations material or to add your name to an automatic email list for Company news releases, visit, http://investor.wgo.net.

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